Exhibit 99.1

SUZANO S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

MATERIAL FACT

São Paulo, December 15, 2020 - Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3/NYSE: SUZ), in compliance with CVM Instruction 358 of January 3, 2002, as amended, hereby announces to its shareholders, investors and the market the following:

(i) The Company maintains its Capex estimate for fiscal year 2020 in the amount of R$4.2 billion, as disclosed in the Material Fact notice of May 14, 2020.

(ii) The Board of Directors Meeting held on December 4, 2020, approved the Capex estimate for fiscal year 2021 at R$4.9 billion, as detailed below.

The increase in relation to 2020 is mainly due to higher investments in maintenance Capex, due to the appreciation of the average US dollar against the Brazilian Real, the contingency plan of 2020 (which postponed some of the projects to 2021), the higher concentration of investments in forest machinery and equipment, and the expected increase in production planned for next year.

With regard to other investments, the highest spending will be on land and forests, which, in the Company’s vision, is the minimum amount required to maintain its long-term growth option and competitiveness.

For fiscal years 2020 and 2021, the Company’s Capex estimates are shown below:

Capex (R$ billion)	2020	2021
Maintenance	3.5	4.0
Expansion and Modernization	0.2	0.2
Land and Forests	0.4	0.4
Port Terminals[1]	0.1	0.2
Other	0.0	0.1
Total	4.2	4.9

1States of São Paulo and Maranhão

These estimates will be included in section 11 of the Company's Reference Form and published on the websites of CVM (http://www.cvm.gov.br/) and the Company (http://ri.suzano.com.br) within the legal deadline.

By disclosing the information contained in this Material Fact notice, the Company reiterates its commitment to transparency towards its shareholders, investors and the market and will keep them adequately informed of any subsequent decision that results in a significant change in the Capex estimated for the year.

The Capex estimates shown here merely reflect the current estimates or expectations of the Company's management, are subject to risks and uncertainties, and in no way constitute a promise of performance. These Capex estimates represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms “anticipate”, “believe”, “expect”, “foresee”, “intend”, “plan”, “project”, “aim”, “should” and other similar terms are intended to identify these forecasts, which, involve risks or uncertainties foreseen or not by the Company. Information about business prospects, projections and financial targets merely represents forecasts based on the management's current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions, as well as the economic scenario in Brazil and the countries in which the Company operates and the sectors in which it operates. Any change in the perception or the factors described above may cause actual results to differ from the estimates presented here.

São Paulo, December 15, 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer